Julius Baer Investment Funds
N-SAR Filing dated 10/31/2002
Item 77Q3

Section (a)(i): The President and Chief Financial Officer have concluded that, based on his evaluation, the disclosure controls and procedures of the Julius Baer Investment Funds are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in Julius Baer Investment Funds internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certification of the President and Chief Financial Officer of the Julius Baer Investment Funds is attached.